Exhibit 99.3
#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	August 23, 2012
For Immediate Release	NR#12-14

MAG SILVER CORP.  CONFIRMS C$33.1 MILLION PRIVATE PLACEMENT

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

Vancouver, Canada – August 23, 2012 – MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) is pleased to announce that its previously disclosed private placement will be an offering of 3,526,210 common shares at a per share price of C$9.40 (the “Offering”) for gross proceeds of approximately C$33.1 million. The common shares will be subject to a four month hold period. The Offering is being made by a syndicate of agents led by BMO Capital Markets and including Canaccord Genuity Corp., Raymond James Ltd., Macquarie Capital Markets Ltd. and Primary Capital Inc. The Offering is expected to close on or about September 5, 2012.

The Company intends to use the net proceeds from the Offering to fund its share of the recently announced permitting and underground development program for Juanicipio, advancement of Cinco de Mayo including continued exploration as well as generation of an initial resource estimate, and for general corporate purposes.

The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX and applicable securities regulatory authorities.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About MAG Silver Corp.

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State. MAG and Fresnillo plc are also jointly delineating the Valdecañas, Desprendido and Juanicipio Vein discoveries on the Juanicipio Joint Venture in Zacatecas State. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

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For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development
Website: www.magsilver.com
Phone: (604) 630-1399
Toll free: (866) 630-1399
Email: info@magsilver.com
Fax: (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements that address the timing and size of the Offering and the proposed use of proceeds from the Offering. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

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